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                              February 3, 2022

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted January
18, 2022
                                                            CIK No. 0001875016

       Dear Mr. Chiang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 18, 2022

       Summary of Risks Affecting Our Company, page 4

   1. Please revise to provide cross-references to the more detailed discussion of each risk in the prospectus as
opposed to a cross-reference to the "Risk Factors" section on page 13.
 Jing-Bin Chiang
FirstName  LastNameJing-Bin   Chiang
J-Star Holding Co., Ltd.
Comapany3,NameJ-Star
February    2022        Holding Co., Ltd.
February
Page  2 3, 2022 Page 2
FirstName LastName
PRC Approvals, page 6

2. We note your response to prior comment 7. Please expand the disclosure in the penultimate sentence of this section to disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Lawrence S. Venick, Esq.